GAMMON GOLD INC
1601 LOWER WATER STREET
SUMMIT PLACE, SUITE 402, PO BOX 2067
HALIFAX, NOVA SCOTIA
B3J 2Z1
TEL: 902-468-0614     FAX: 902-468-0931

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

June 7, 2007

Following the annual and special meeting of shareholders of Gammon Gold Inc., held on June 6, 2007 (the "Meeting"), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors	* The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Re-appointment of KPMG LLP, Chartered Accountants, as the Corporation’s auditors	* KPMG LLP, Chartered Accountants elected by a majority of shareholders on a show of hands
3. Approval of an ordinary resolution adopting By- Law No. 2007-1 to change the Corporation’s name to "Gammon Gold Inc/Or Gammon Inc."

*

The ordinary resolution adopting By-Law No. 2007- 1 to change the Corporation’s name to "Gammon Gold Inc/Or Gammon Inc." was approved by a majority of shareholders on a show of hands excluding votes of the optionees.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

GAMMON GOLD INC.

Per:

Russell Barwick
Chief Executive Officer